Exhibit 99.1

Aurinia Completes Patient Enrollment Into the AUDREY Phase 2/3 Clinical Trial of Voclosporin Ophthalmic Solution for the Treatment of Dry Eye Syndrome

- Voclosporin ophthalmic solution (VOS) results anticipated in the fourth quarter of 2020 –

VICTORIA, British Columbia--(BUSINESS WIRE)--June 22, 2020--Aurinia Pharmaceuticals Inc. (Nasdaq: AUPH / TSX:AUP) (“Aurinia” or the “Company”), a late-stage clinical biopharmaceutical company focused on advancing voclosporin across multiple indications, today announced it has completed enrollment for the Phase 2/3 AUDREY™ clinical trial evaluating voclosporin ophthalmic solution (VOS) for the potential treatment of dry eye syndrome (DES), a chronic disease estimated to affect more than 16 million people in the United States.

“Voclosporin’s proven mechanism of action as a novel calcineurin inhibitor gives us confidence in its potential as a new option for combatting the autoimmune processes underlying dry eye syndrome, which still negatively impacts quality of life for millions despite currently available therapies,” said Peter Greenleaf, President and Chief Executive Officer of Aurinia. “Given the extraordinary events of 2020, I would like to sincerely thank the patients, investigators, and the entire Aurinia team that has made this milestone achievable. Following the remaining 12-week treatment period and closing out of clinical trial activities, we look forward to reporting data from this trial in the fourth quarter of this year.”

The AUDREY trial is a randomized, double-masked, vehicle-controlled, dose-ranging study evaluating the efficacy and safety of VOS in subjects with DES. A total of 509 subjects were enrolled and randomized into one of four arms with a 1:1:1:1 randomization schedule, in which patients receive either VOS 0.2%, VOS 0.1%, VOS 0.05% or vehicle, dosed twice daily for 12 weeks. The primary outcome measure for the trial is the proportion of subjects with a 10mm or greater improvement in Schirmer Tear Test (STT) at four weeks. Secondary outcome measures will include STT at other time points, Fluorescein Corneal Staining (FCS) at multiple time points, change in eye dryness, burning/stinging, itching, photophobia, eye pain and foreign body sensation at multiple time points, and additional safety endpoints. Top-line results from the AUDREY clinical study are anticipated during the fourth quarter of 2020. AUDREY builds on positive exploratory Phase 2 results demonstrating that 0.2% VOS administered twice daily was superior to cyclosporin A 0.05% (Restasis®) administered twice daily across all objective endpoints.

Discomfort and pain resulting from DES can reduce quality of life and cause difficulty reading, driving, using computers and performing daily activities. There are multiple FDA approved therapies for the treatment of dry eye; however, there remains significant opportunity for potential improvements in the effectiveness, tolerability and onset of action.

About Voclosporin ophthalmic solution (VOS)

Voclosporin ophthalmic solution (VOS) is an aqueous, preservative free nanomicellar solution intended for use in the treatment of DES. Voclosporin is a potentially best-in-class calcineurin inhibitor (CNI) that has been shown to have a more predictable pharmacokinetic and pharmacodynamic relationship, increase in potency (versus cyclosporin) and an improved metabolic profile compared to legacy CNIs. Calcineurin inhibition is a validated mechanism for the treatment of ocular surface diseases. Positive Phase 2 results demonstrated that VOS 0.2% administered twice daily was superior to cyclosporin A 0.05% (Restasis®) administered twice daily across all objective endpoints.

About DES

Dry eye syndrome (DES) is characterized by irritation and inflammation that occurs when the eye’s tear film is compromised by reduced tear production, imbalanced tear composition, or excessive tear evaporation. The impact of DES ranges from subtle, yet constant eye irritation to significant inflammation and scarring of the eye’s surface. Discomfort and pain resulting from DES can reduce quality of life and cause difficulty reading, driving, using computers and performing daily activities. DES is a chronic disease estimated to affect more than 16 million people in the United States. There are multiple FDA approved therapies for the treatment of dry eye; however, there is opportunity for potential improvements in the effectiveness, tolerability and onset of action.

About Aurinia

Aurinia Pharmaceuticals is a late-stage clinical biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are impacted by serious diseases with a high unmet medical need. The Company is currently developing the investigational drug voclosporin for the treatment of lupus nephritis, other proteinuric diseases and dry eye syndrome. The Company’s head office is in Victoria, British Columbia, its U.S. commercial hub in Rockville, Maryland, and focuses its development efforts globally.

Forward-Looking Statements

Certain statements made in this press release may constitute forward-looking information within the meaning of applicable Canadian securities law and forward-looking statements within the meaning of applicable United States securities law. These forward-looking statements or information include but are not limited to Voclosporin’s mechanism of action as a novel calcineurin inhibitor as a potential new option for combatting the autoimmune processes underlying dry eye syndrome; the reporting of data, including top-line, primary and secondary, from Phase 2/3 AUDREY in the fourth quarter of 2020; that such data builds on the positive phase 2 data; that dry eye syndrome (DES) is estimated to affect more than 16 million people in the United States; potential timeline challenges due to the COVID-19 pandemic; voclosporin being potentially a best-in-class CNI with robust intellectual property exclusivity; It is possible that such results or conclusions may change based on further analyses of these data. Words such as “anticipate”, “will”, “believe”, “estimate”, “expect”, “intend”, “target”, “plan”, “goals”, “objectives”, “may” and other similar words and expressions, identify forward-looking statements. We have made numerous assumptions about the forward-looking statements and information contained herein, including among other things, assumptions about: the market value for the LN and DES programs; that another company will not create a substantial competitive product for Aurinia’s LN and DES business without violating Aurinia’s intellectual property rights; the burn rate of Aurinia’s cash for operations; the costs and expenses associated with Aurinia’s clinical trials; the planned studies achieving positive results; Aurinia being able to extend and protect its patents on terms acceptable to Aurinia; and the size of the LN, DES or proteinuric kidney disease markets; Aurinia will be able to obtain all necessary regulatory approvals for commercialization of voclosporin for use in LN on terms that are acceptable to it and that are commercially viable; and that Aurinia’s intellectual property rights are valid and do not infringe the intellectual property rights of other parties. Even though the management of Aurinia believes that the assumptions made, and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.

Forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aurinia to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Such risks, uncertainties and other factors include, among others, the following: difficulties, delays, or failures we may experience in the conduct of our clinical trial; difficulties we may experience in completing the development and commercialization of voclosporin; the market for the LN, DES and other proteinuric kidney disease business may not be as estimated; Aurinia may have to pay unanticipated expenses; estimated costs for clinical trials may be underestimated, resulting in Aurinia having to make additional expenditures to achieve its current goals; Aurinia not being able to extend or fully protect its patent portfolio for voclosporin; competitors may arise with similar products; Aurinia may not be able to obtain necessary regulatory approvals for commercialization of voclosporin in a timely fashion, or at all; and Aurinia may not be able to obtain sufficient supply to meet commercial demand for voclosporin in a timely fashion. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actual results, performances, achievements or events to not be as anticipated, estimated or intended. Also, many of the factors are beyond our control. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on forward-looking statements or information.

Except as required by law, Aurinia will not update forward-looking information. All forward-looking information contained in this press release is qualified by this cautionary statement. Additional information related to Aurinia, including a detailed list of the risks and uncertainties affecting Aurinia and its business can be found in Aurinia’s most recent Annual Information Form available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com or the U.S. Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System (EDGAR) website at www.sec.gov/edgar.

We seek safe harbour.

Contacts

Investor & Corporate Contact:
Glenn Schulman, PharmD, MPH
Corporate Communications, Aurinia
gschulman@auriniapharma.com

Media Contact
Stefan Riley
Ten Bridge Communications
stefan@tenbridgecommunications.com